Exhibit 99(a)

STATEMENT UNDER OATH OF
PRINCIPAL EXECUTIVE OFFICER
REGARDING FACTS AND CIRCUMSTANCES RELATING
TO EXCHANGE ACT FILINGS

I, Lewis Hay III, Chairman of the Board and Chief Executive Officer of FPL Group, Inc. state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of FPL Group, Inc. and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Audit Committee of FPL Group's Inc.'s Board of Directors.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- FPL Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of FPL Group, Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

	Subscribed and sworn to before me this
LEWIS HAY III	9th day of August 2002.
Lewis Hay III	
Chairman of the Board and Chief	
Executive Officer of FPL Group, Inc.	
August 9, 2002	/s/ ANITA KABANA
	Notary Public